June 6, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	Amarillo Biosciences, Inc.
Amendment No. 1 to
Registration Statement on Form S-1
Filed May 21, 2008 (File No. 333-150421)

Ladies and Gentlemen:

On behalf of Amarillo Biosciences, Inc. (“Amarillo” or the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of June 2, 2008.

SEC Comment

General

1.
We note that you are registering an aggregate of 8,724,198 shares relating to your 2008 private placement. Given the size of the transaction relative to the number of shares outstanding held by non-affiliates, we view the transaction to be a primary offering that can only proceed on an at-the- market basis under Rule 415(a)(4) if the company is eligible to conduct a primary offering on Form S-3. Since you are not eligible to conduct a primary offering on Form S-3, the transaction cannot proceed on an at-the-market basis under Rule 415. Please reduce the size of the offering or withdraw the registration statement.

Response:

The registration statement has been revised to reduce the size of the offering such that the Company is registering an aggregate of 8,012,198 shares relating to the Company’s 2008 private placement, representing approximately 33% of the Company’s public float of 24,290,281 shares as of January 8, 2008, the date of the closing of the private placement. The public float of 24,290,281 shares represents 29,472,836 shares issued and outstanding less 5,182,555 shares held by affiliates of the Company. The selling stockholders did not own any shares as of January 8, 2008, except for 10,584 shares held by Teel Bivins. As Teel Bivins was not party to the transaction, his shares should not affect the number of shares relating to the transaction that may be included in the prospectus.

61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com

2.
We note your response to our prior comment 2. We also note that Commonwealth Associates, LP is a broker-dealer and that the option for the 1,000,000 shares was issued to Commonwealth Associates on the date it signed a one-year consulting agreement with you, and that you issued the securities as an alternative means to pay a monthly fee. Please revise your filing to identify’ Commonwealth Associates, LP as an underwriter.

Response:

The registration statement has been revised to remove the shares underlying the 1,000,000 options issued to Commonwealth Associates, LP.

Prospectus Summary, page 1

About this Offering, page 1

3.
On page 2, you disclose that the 8,084,198 shares that you are registering represent 32.99% of the public float. The new table on page 14 provides that there were 24,003,157 shares outstanding held by non-affiliates or selling shareholders as of January 8, 2008. Based on that number of shares outstanding, it appears that the 8,084,198 shares represent 33.68% of the public float. Supplementally, please explain this apparent discrepancy.

Response:

The 8,084,198 shares disclosed on page 2 represented an aggregate of 29,472,836 shares issued and outstanding, less (i) 5,182,555 shares held by affiliates of Amarillo, (ii) 276,540 shares held by Commonwealth Associates, LP, and (iii) 10,584 shares held by Teel Bivins. The calculation of the percentage of the public float represented by 8,084,198 shares was based on the 29,472,836 shares issued and outstanding less 5,182,555 shares held by affiliates. As such, 8,084,198 shares would represent 33.28% of the public float of 24,290,281 shares. The discrepancy between this 33.28% and the 32.99% disclosed was a typographical error. The aggregate shares included in the prospectus related to the January 2008 private placement has been reduced to 8,012,198, representing approximately 33% of the public float as of January 8, 2008 (see response to comment 1). In addition, the shares held by non-affiliates or selling shareholders as of January 8, 2008, as disclosed in the table on page 13, has changed to 24,279,697, as Commonwealth Associates, LP is no longer a selling shareholder.

Very Truly Yours,

/s/ Jeff Cahlon

Jeff Cahlon

 61 Broadway New York, New York 10006 212-930-9700 212-930-9725 Fax
www.srff.com